UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file Number: 0-14951

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BUTLER INTERNATIONAL, INC. 401(k) PLAN
(Full name of plan)

BUTLER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

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Maryland	**06-1154321**
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

110 Summit Avenue, Montvale, New Jersey   07645
(Address of principal executive offices and zip code)

(201) 573-8000
(Registrant's telephone number, including area code)

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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

BUTLER INTERNATIONAL, INC.
401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Butler International, Inc. 401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Butler International, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 22, 2004

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,	
	2003	**2002**
ASSETS		
Investments at fair value (Note 4)	$ 37,678	$ 29,261
Receivables:		
Employer contributions	432	547
Participant contributions	43	110
Total receivables	475	657
Total assets	38,153	29,918
LIABILITIES		
Other liabilities	-	220
Net assets available for benefits	$ 38,153	$ 29,698

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Year Ended December 31, 2003
Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 4)	$ 6,761
Investment income:	
Interest	49
Dividends	276
	325
Contributions:	
Participant	4,184
Employer	1,576
	5,760
Total additions	12,846
Deductions from net assets attributed to:	
Benefits paid to participants	4,261
Administrative expenses (Note 3)	75
Other	55
Total deductions	4,391
Net increase	8,455
Net assets available for benefits:	
Beginning of year	29,698
End of year	$ 38,153

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular information in thousands)

1. PLAN DESCRIPTION

The following description of the Butler International, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more detailed description.

General:

In November 1989, Butler Service Group, Inc. (the "Company") established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

The Employee Benefits Administrative Committee comprising up to three persons appointed by the Company's Board of Directors administers the Plan. The trust department of an independent third-party bank is the Plan's Trustee.

Contributions:

Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions ("elective deferral contributions"). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code. The Plan also provides that certain limitations may be imposed on participant's contributions in order to comply with statutory requirements. Other liabilities include refunds of excess contributions to highly compensated employees. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers 19 investment options, which include a bank collective fund, various mutual funds and the Butler Stock Fund. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee. Any such contributions are allocated to the participants' accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions. As of September 1, 2002, the Company suspended its matching program. In 2003, the Company made contributions of approximately $1,577,000 to the Plan in accordance with a customer contract.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant's principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

(Tabular information in thousands)

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:

Completed Years of Service	*Percentage of Contribution Vested*
Matching Contributions:	
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Discretionary Contributions:	
Less than 3 years	0%
3 years or more	100%

A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

Forfeited Accounts:

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored. Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company's future contributions. At December 31, 2003, forfeited nonvested accounts totaled approximately $32,000. In 2003, approximately $45,000 from forfeited nonvested accounts were used to reduce Company contributions in 2003.

Payment of Benefits:

On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70½ or the calendar year of participant's retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(Tabular information in thousands)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments except for its collective trust fund. Investments in collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

3. **RELATED-PARTY TRANSACTIONS**

Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company ("Prudential"). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2003, fees paid by the Plan for administrative services amounted to approximately $75,000, which includes application and processing fees for participant loans. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan.

4. **INVESTMENTS**

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2003	2002
The Stable Value Fund	$ 10,464	$ 9,964
MFS Emerging Growth Fund - Class A	4,678	3,636
Dryden Stock Index Fund - Class Z	3,851	2,899
AIM Balanced Fund - Class A	3,053	2,756
Templeton Foreign Fund - Class A	2,947	2,247
Fidelity Advisor Growth Opportunities Fund - Class T	2,499	1,976
Butler Stock Fund *	2,168	523

* Nonparticipant directed

During 2003, the Plan's investments (including gains and losses on investment brought and sold, as well as held during the year) appreciated in value by approximately $6,761,000 as follows:

Mutual funds	$ 5,335
Common stock	1,426
	$ 6,761

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(Tabular information in thousands)

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,			
	2003		2002	
Net Assets:				
Butler Stock Fund:				
Butler International, Inc. Common Sock	$	2,164	$	523
Cash		4		-
	$	2,168	$	523

	Year Ended December 31, 2003	
Changes in Net Assets:		
Butler Stock Fund:		
Contributions	$	216
Interest		4
Net appreciation		1,426
Benefits paid to participants		(77)
Administrative expenses		(8)
Transfer from participant-directed investments		84
	$	1,645

6. TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust, as amended through February 5, 2002, are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

EXHIBIT 1

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value
	The Stable Value Fund	Bank Collective Trust Fund - 307,241 shares		$ 10,464,463
*	The Prudential Insurance - LN AP Fund	Money Market Fund		12
	AIM Balanced Fund - Class A	Mutual Fund - 127,594 shares		3,053,319
	Alliance Bern Quasar Fund - Class A	Mutual Fund - 14,510 shares		297,608
	Dreyus Premier Core Value Fund - Class A	Mutual Fund - 6,248 shares		171,448
	Fidelity Advisor Growth Opportunities Fund - Class T	Mutual Fund - 87,263 shares		2,499,201
	Fidelity Advisor Value Strategies Fund - Class T	Mutual Fund - 55,291 shares		1,748,839
	MFS Emerging Growth Fund - Class A	Mutual Fund - 165,467 shares		4,677,761
	PIMCO PEA Renaissance Fund - Class A	Mutual Fund - 28,221 shares		650,214
*	Strategic Partners Equity Fund - Class A	Mutual Fund - 36,639 shares		518,812
*	Jennison Global Growth Fund - Class A	Mutual Fund - 49,050 shares		656,282
*	Dryden Global Total Return Fund - Class A	Mutual Fund - 45,9101 shares		344,785
*	Dryden Government Income Fund - Class A	Mutual Fund - 129,136 shares		1,189,346
*	Dryden High-Yield Fund - Class A	Mutual Fund - 73,279 shares		425,019
*	Dryden Stock Index Fund - Class Z	Mutual Fund - 155,358 shares		3,851,344
	Seligman Global Smaller Companies Fund - Class A	Mutual Fund - 18,566 shares		232,822
	Templeton Foreign Fund - Class A	Mutual Fund - 277,005 shares		2,947,329
	The Growth Fund of America	Mutual Fund - 21,621 shares		530,588
	Van Kampen Equity Income Fund - Class A	Mutual Fund - 58,606 shares		462,988
*	Butler International, Inc.	Common Stock - 1,435,583 shares	$ 6,859,216	2,167,730
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from January 2004 to October 2033		788,306
				$ 37,678,214

* A party-in-interest as defined by ERISA

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(Tabular information in thousands)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>BUTLER INTERNATIONAL, INC.</u>
(Registrant)

June 24, 2004   By: /s/ Craig S. Tireman
Craig S. Tireman
Vice President - Finance
and Controller